Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands Except Ratio of Earnings to Fixed Charges)

	Years Ended June 30,
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:

Computation of Earnings:
Pretax income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	$3,689	$946	$(8,519)	$(7,593)	$(115,513)
Add: Fixed charges	33,382	32,826	31,534	29,017	34,373

Total earnings	$37,071	$33,772	$23,015	$21,424	$(81,140)

Computation of Fixed Charges:
Interest expense	$29,579	$29,243	$28,012	$25,462	$30,624
Interest portion of rental expense	3,803	3,583	3,522	3,555	3,749

Total fixed charges	$33,382	$32,826	$31,534	$29,017	$34,373

Ratio of earnings to fixed charges(a)	1.11x	1.03x	*	*	*

(a)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations before minority interests and equity in net earnings (losses) of affiliated companies, extraordinary items and cumulative effect of accounting changes plus fixed charges. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which we believe to be representative of interest.

*	Earnings were insufficient to cover fixed charges by $8.5 million, $7.6 million and $115.5 million for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.